

March 20, 2019

Nicola Santoro, Jr.
Chief Financial Officer
New Residential Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

      Re: New Residential Investment Corp.
          Form 10-K for the year ended December 31, 2018
          Filed February 19, 2019
          File No. 001-35777

Dear Mr. Santoro:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Notes to Consolidated Financial Statements
5. Investments in Mortgage Servicing Rights and Mortgage Servicing Rights Financing Receivables
Ocwen Transaction, page 151

1.   We note your disclosure that substantially all of the risks and rewards inherent in owning the MSRs had not been transferred to NRM. We further note any interests already held by New Residential were reclassified from Excess MSRs, at fair value and Servicer advance investments, at fair value to MSR financing receivables, at fair value and Servicer advances receivable. Please tell us the authoritative accounting literature management relied upon to account for this reclassification. In your response, please address why the purchase agreement would impact the accounting for the assets already held by New Residential.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities